PIONEER BANCORP, INC.
652 Albany Shaker Rd.
Albany, NY 12211

May 10, 2019

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pioneer Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-230208)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pioneer Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to May 14, 2019 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact Benjamin Azoff, of Luse Gorman, PC ((202) 274-2010), if you have any questions concerning this matter.

Very truly yours,

/s/ Thomas L. Amell
Thomas L. Amell
President and Chief Executive Officer